Exhibit 10

Execution Version

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of April 23, 2018, is made by and between AXA Investment Managers S.A., a French société anonyme with a registered office at Tour Majunga, La Défense 9, 6 place de la Pyramide, 92800 Puteaux (France) and registered under number 393 051 826 RCS Nanterre (the “Seller”), and AXA Equitable Holdings, Inc., a Delaware corporation (formerly known as AXA America Holdings, Inc., the “Buyer”).

RECITALS

WHEREAS, the Seller owns all of the issued and outstanding shares of common stock (the “Shares”) of AXA-IM Holding U.S. Inc., a Delaware corporation (the “Company”);

WHEREAS, the Seller and Buyer are both indirect subsidiaries of AXA S.A., a société anonyme organized under the laws of France (“AXA”);

WHEREAS, in furtherance of an internal reorganization of AXA and certain of its subsidiaries (the “Reorganization”), the Company has distributed all of the shares of AXA IM US Group Holding Inc., a Delaware corporation (“Holdco”), to Seller (the “Distribution”);

WHEREAS, in furtherance of the Reorganization and following the Distribution, the Seller wishes to sell the Shares to the Buyer, and the Buyer wishes to purchase the Shares from the Seller, on the terms and conditions set forth in this Agreement; and

WHEREAS, AXA, the Seller and the Buyer have entered into a Tax Sharing Agreement, dated as of March 28, 2018, which provides among other things for the allocation of responsibility for taxes relating to the Reorganization (the “Tax Sharing Agreement”).

NOW, THEREFORE, in consideration of the foregoing and the representations and agreements set forth in this Agreement, the parties hereto hereby agree as follows:

1. Purchase and Sale of the Shares. Subject to the terms and conditions hereof, at the Closing (as defined below), the Seller shall sell the Shares to the Buyer, and the Buyer shall purchase the Shares from the Seller, for an aggregate purchase price equal to the “Purchase Price”, as shown on Schedule A hereto (the “Purchase Price”, and such purchase of the Shares, the “Share Purchase”).

2. The Closing. The closing of the Share Purchase (the “Closing”) shall take place at the offices of Debevoise & Plimpton LLP, 919 Third Avenue, New York, New York 10022, at 8:00 a.m. (New York, New York time), or such other time and place upon which the parties may agree, concurrently with the execution and delivery of this Agreement. The date hereof is referred to hereinafter as the “Closing Date”. At the Closing:

2.1 the Seller shall deliver to the Buyer, free and clear of any mortgage, lien, pledge, security interest, lease, encumbrance and other adverse ownership interests (“Liens”) the Shares;

2.2 the Buyer shall pay to the Seller, by wire transfer of immediately available funds to an account designated by the Seller, an amount equal to the Purchase Price; and

2.3 the Seller shall deliver evidence to the Buyer that, in its capacity as sole stockholder of the Company, the Seller has adopted and approved a shareholder resolution substantially in the form attached hereto as Exhibit A (a) accepting the resignation of the directors of the Company and (b) appointing new directors of the Company selected by the Buyer, each with effect as of the Closing Date.

3. Covenants of the Seller. Promptly following the Closing, the Seller shall deliver or cause to be delivered to the Buyer all books, contracts, documents and records of the Company including, without limitation, the corporate records of the Company.

4. Representations and Warranties of the Seller. The Seller represents and warrants to the Buyer that:

4.1 Formation and Standing. The Seller is a French société anonyme organized under the laws of France, validly existing and in good standing under the laws of France. The Seller is not insolvent (en cessation des paiements (as defined by the French commercial code)).

4.2 Authorization of Agreement, etc. The Seller has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Seller and the performance of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action of the Seller. The Seller has duly executed and delivered this Agreement, and assuming the due authorization, execution and delivery hereof by the Buyer, this Agreement constitutes the legal, valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms (except insofar as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws of general applicability relating to or affecting creditors’ rights, or by principles governing the availability of equitable remedies, whether considered in a proceeding at law or in equity).

4.3 No Violations. The execution and delivery of this Agreement by the Seller and the performance by the Seller of its obligations under this Agreement will not conflict with or result in any violation of or default under any provision of any articles of association (statuts) or other organizational or governing instrument applicable to the Seller, the Company or any of their respective subsidiaries, or any agreement or other instrument to which the Seller, the Company or any of their respective subsidiaries is a party or by which it or any of their properties are bound, or any permit, franchise, judgment, decree, statute, order, rule or regulation applicable to the Seller, the Company or any of their respective subsidiaries or their business or properties.

4.4 Title to Shares. The Shares have been duly authorized and validly issued and are fully paid and nonassessable. The Seller owns the Shares, beneficially and of record, free and clear of any Lien. Upon delivery of and payment for the Shares, the Buyer will acquire good and valid title to the Shares, free and clear of any Lien.

4.5 Governmental Filings and Approvals. No consents, authorizations or approvals of, waivers from or filings or registrations with, (a) any United States, federal, state, local, municipal, foreign or international government or governmental, legislative, judicial, regulatory or administrative authority, agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, arbitrator or arbitral body (public or private), (b) any self-regulatory organization, or (c) any political subdivision of any of the foregoing (any of the foregoing in clauses (a) through (c), a “Governmental Authority”) are required to be made or obtained at or prior to the Closing by the Seller or any of its affiliates in connection with the execution, delivery or performance by the Seller of this Agreement or to consummate the Share Purchase except for consents, authorizations, approvals, waivers, filings or registrations (a) which have been made with or obtained from the applicable Governmental Authorities prior to the date hereof or (b) the failure of which to make with or obtain from the applicable Governmental Authorities would not materially impair the ability of the Company to conduct its business and operations following the Closing or the Seller to perform its obligations under this Agreement.

4.6 No Operations. The Company has not conducted any business, other than holding ownership interests in its subsidiaries and any business incidental thereto, prior to the date of this Agreement and has no assets, liabilities or obligations of any nature, with the exception of (a) interests in ownership units of AllianceBernstein, L.P., a Delaware limited partnership and (b) items set forth on Schedule B.

5. Representations and Warranties of the Buyer. The Buyer hereby represents and warrants to the Seller that:

5.1 Formation. The Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of Delaware.

5.2 Authorization of Purchase, etc. The Buyer has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Buyer and the performance of its obligations hereunder have been duly authorized by all requisite corporate action of the Buyer. The Buyer has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery hereof by the Seller, this Agreement constitutes the legal, valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms (except insofar as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws of general applicability relating to or affecting creditors’ rights, or by principles governing the availability of equitable remedies, whether considered in a proceeding at law or in equity).

5.3 No Violations. The consummation of the transactions contemplated hereby, and the performance of the Buyer’s obligations hereunder do not and will not conflict with, or result in any violation of or default under, any provision of any certificate of incorporation or formation, memorandum and articles of association, by-laws, limited liability company agreement, trust agreement, partnership agreement or other organizational or governing instrument applicable to the Buyer, or any agreement or other instrument to which the Buyer is a party or by which the Buyer or any of its properties are bound, or any permit, franchise, judgment, decree, statute, order, rule or regulation applicable to the Buyer or to its business or properties.

5.4 Governmental Filings and Approvals. No consents, authorizations or approvals of, waivers from or filings or registrations with, any Governmental Authority are required to be made or obtained at or prior to the Closing by the Buyer or any of its affiliates in connection with the execution, delivery or performance by the Buyer of this Agreement or to consummate the Share Purchase contemplated hereby, except for consents, authorizations, approvals, waivers, filings or registrations (a) which have been made with or obtained from the applicable Governmental Authorities prior to the date hereof or (b) the failure of which to make or obtain from the applicable Governmental Authorities would not materially impair the ability of the Buyer or its affiliates to perform their respective obligations under this Agreement.

5.5 Financing. The Buyer has sufficient funds in cash to pay the Purchase Price.

6. Amendments and Waivers. This Agreement may be amended and the observance of any provision hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Seller and the Buyer.

7. Non-Survival of Representations, Warranties and Covenants. None of the representations, warranties, covenants and agreements contained herein or made in writing by the Buyer or by the Seller in this Agreement shall survive the Closing, except for (a) those covenants and agreements, and the rights arising out of any breach of such covenants and agreements, contained herein that by their terms apply or are to be performed in whole or in part after the Closing Date and (b) Sections 7 – 17 of this Agreement.

8. Assignability. Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by any of the Buyer or the Seller without the prior written consent of the other party.

9. Waiver of Jury Trial. THE PARTIES HERETO IRREVOCABLY WAIVE ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

10. Expenses. Except as otherwise provided herein, all costs, fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby, whether or not consummated, shall be paid by the party incurring such cost, fee or expense.

11. Governing Law. This Agreement and the rights and duties hereunder of the parties hereto shall be governed by and construed and interpreted in accordance with the laws of the State of New York, without giving effect to the principles or rules of conflicts of law thereof to the extent such principles or rules are not mandatorily applicable by statute and would require or permit the application of the laws of another jurisdiction.

12. Section and Other Headings. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

13. Counterparts. This Agreement may be executed in any number of counterparts and by electronic means, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

14. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given, and shall be deemed to have been duly given as follows, (a) if delivered in person, upon receipt, (b) if delivered by electronic mail, when delivered and, immediately after transmission, receipt of which has been confirmed by telephone or electronic mail by the sender, (c) if delivered by registered or certified mail (postage prepaid, return receipt requested), upon receipt to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Seller, to:

AXA Investment Managers S.A.

Tour Majunga

La Défense 9

6 place de la Pyramide

92908 Paris La Défense Cedex

France

Attention: Jean-Christophe Ménioux, General Secretary

Email: jeanchristophe.menioux@axa-im.com

If to the Buyer, to:

AXA Equitable Holdings, Inc.

1290 Avenue of the Americas

New York, New York 10104

Attention: Dave Hattem, General Counsel

Email: dave.hattem@axa.us.com

Any of the parties hereto may designate another addressee or change its address for notices and other communications hereunder by a notice given to the other applicable parties in the manner provided for in this Section 14.

15. Binding Effect. The provisions of this Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

16. Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

17. Entire Agreement. This Agreement and the Tax Sharing Agreement represent the entire understanding of the parties hereto with respect to the matters contemplated hereby and supersedes any and all prior negotiations, agreements, and understandings, whether oral or written heretofore made.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement by their authorized representatives as of the date first above written.

THE BUYER:

AXA EQUITABLE HOLDINGS, INC.

By:	/s/ Robin M. Raju
Name: Robin Raju
Title: Senior Vice President and Treasurer

[Signature Page – Stock Purchase Agreement for AXA-IM Holding U.S. Inc.]

THE SELLER:

AXA INVESTMENT MANAGERS S.A.

By:	/s/ Jean-Christophe Ménioux
Name: Jean-Christophe Ménioux
Title: General Secretary

[Signature Page – Stock Purchase Agreement for AXA-IM Holding U.S. Inc.]

Schedule A

Base Purchase Price:	$1,112,943,806
Plus Retained Cash:	$86,075
Plus Deferred Tax Asset:	$2,519,652
Plus Other receivables – Interest Income:	$160,361
Minus Accrual for Current Taxes on Operating Income:	$(4,643,243)
Minus Accrual for Current Taxes in Respect of the Distribution:	$(51,872,340)
Minus the $185 Million AXA Financial, Inc. Loan:	$(185,000,000)
Minus Accrual for Interest Accrual:	$(655,283)
Minus Other payable – outstanding checks:	$(49,000)

Purchase Price:	$873,490,028

Schedule B

Retained Cash:	$86,075
Deferred Tax Asset:	$2,519,652
Other receivables – Interest Income:	$160,361
Accrual for Current US Taxes:	$(56,515,583)
$185 Million AXA Financial, Inc. Loan:	$(185,000,000)
Accrual for Interest Accrual:	$(655,283)
Other payable – outstanding checks:	$(49,000)

Exhibit A

AXA-IM HOLDING U.S. INC.

Action by Written Consent of

the Sole Stockholder Without a Meeting

Pursuant to Section 228

of the General Corporation Law

of the State of Delaware

The undersigned, being the sole stockholder (the “Stockholder”) of AXA-IM Holding U.S. Inc., a Delaware corporation (the “Corporation”), does hereby consent to the adoption of, and does hereby adopt, pursuant to and in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware and Section 8 of Article III of the Corporation’s bylaws (the “Bylaws”), the following resolutions:

WHEREAS, each of the following directors of the Corporation’s board of directors (the “Board”) has tendered his resignation as a director of the Company on or prior to the date hereof (the “Resignations”):

Andrea Rossi

Joseph Pinto;

WHEREAS, the Stockholder desires to accept such Resignations with effect as of the date on which the sale of the shares of the Corporation from the Stockholder to AXA Equitable Holdings, Inc. (“AEH”) becomes effective (such date, the “Effective Date”);

WHEREAS, Section 2 of Article III of the Bylaws provides that any vacancies in the Board may be filled by the Stockholder, and that the directors so chosen shall hold office until the next annual election and until their respective successors shall have been elected and qualified; and

WHEREAS, the Stockholder desires to fill the vacancies in the Board with directors selected by AEH, with effect as of the Effective Date.

NOW, THEREFORE, be it hereby resolved as follows:

RESOLVED, that the Resignations are hereby accepted, with effect as of the Effective Date;

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RESOLVED, FURTHER, that each of the following be, and each of them hereby is, appointed and elected as a director of the Corporation, to take office on the Effective Date and to serve until the next annual meeting of stockholders or until their respective successors shall have been elected and qualified or their earlier resignation or removal;

Director                     Mr. Mark PEARSON

Director                     Mr. Anders MALMSTROM

Director                     Mr. Dave HATTEM

RESOLVED, FURTHER, that any officer of the Corporation (each an “Authorized Person”) be, and each of them hereby is, authorized and empowered, in the name and on behalf of the Corporation, to do and perform, or cause or authorize to be done and performed, any and all such other acts, deeds and things and to make, execute and deliver, or cause to be made, executed and delivered, in the name and on behalf of the Corporation, and under the Corporation’s seal, if requested or required, any and all such other agreements, undertakings, documents, consents, filings (including, without limitation, with governmental authorities and regulatory agencies), certificates or instruments, to give such notices or instructions, and to take such other actions and to do such other acts as any such Authorized Person may from time to time deem necessary or appropriate to effect the matters contemplated by the foregoing resolutions, or otherwise authorized by the foregoing resolutions, the taking of any such action to be conclusive evidence of such approval and authority;

RESOLVED, FURTHER, that the omission from this written consent of any agreement or other arrangement contemplated by any of the agreements or instruments described in the foregoing resolutions or any action to be taken in accordance with any requirement of any of the agreements or instruments described in the foregoing resolutions shall in no manner derogate from the authority of the Authorized Persons to take all actions necessary, desirable, advisable or appropriate to consummate, effectuate, carry out or further the transactions contemplated by and the intent and purposes of the foregoing resolutions, the taking of any such action to be conclusive evidence that the same has been authorized and approved by the Corporation;

RESOLVED, FURTHER, that all actions heretofore taken by an Authorized Person in connection with the subject matter of the foregoing resolutions be, and they hereby are, approved, ratified and confirmed in all respects; and

FURTHER RESOLVED, that this Written Consent of the Sole Stockholder shall be filed with the minutes of the meetings of the Stockholder, and shall be treated for all purposes as votes taken at a meeting of the Stockholder.

3

IN WITNESS WHEREOF, the undersigned has executed this Written Consent of the Sole Stockholder Without a Meeting as of the date stated.

AXA INVESTMENT MANAGERS S.A.

Date:	By:

Name:
Title:

[Signature Page – Written Consent of Sole Stockholder – AXA-IM Holding U.S. Inc.]